UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

(212) 752-5750

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,357,934
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,357,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,357,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,387,898
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,387,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,387,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,357,934
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,357,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,357,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,387,898
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,387,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,387,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,745,832
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,745,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,745,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 452521107

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,220 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,745,832
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,220 *
	10	SHARED DISPOSITIVE POWER

3,745,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,750,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

IN

* Represents Shares underlying restricted stock as set forth in Item 6.

7

CUSIP No. 452521107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,357,934 Shares beneficially owned by Series One is approximately $12,311,815.45, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 2,387,898 Shares beneficially owned by VSO II is approximately $20,489,539.55, including brokerage commissions.

The Shares beneficially owned by Mr. Singer were awarded to him in connection with his service on the Issuer’s board of directors (the “Board”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,113,286 Shares outstanding, which is the total number of Shares outstanding as of April 7, 2020 as reported in the Issuer’s PREC14A filed with the Securities and Exchange Commission on April 13,2020.

A.	Series One
(a)	As of the close of business on April 17, 2020, Series One beneficially owned 1,357,934 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934
(c)	Series One has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
8

CUSIP No. 452521107

B.	VSO II
(a)	As of the close of business on April 17, 2020, VSO II beneficially owned 2,387,898 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,387,898
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,387,898
(c)	VSO II has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,357,934 Shares beneficially owned by Series One.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934
(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,387,898 Shares beneficially owned by VSO II.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,387,898
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,387,898
(c)	VSO GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
9

CUSIP No. 452521107

E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 2,387,898 Shares beneficially owned by VSO II.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,745,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,745,832
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
F.	Eric Singer
(a)	As of the close of business on April 17, 2020 Mr. Singer beneficially owned 4,220 Shares. Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 2,387,898 Shares beneficially owned by VSO II.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 4,220
2. Shared power to vote or direct vote: 3,745,832
3. Sole power to dispose or direct the disposition: 4,220
4. Shared power to dispose or direct the disposition: 3,745,832
(c)	Except as set forth in Item 6 below, which is incorporated herein by reference, Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

10

CUSIP No. 452521107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On March 9, 2020, Mr. Singer was awarded a grant of 4,220 shares of restricted stock in connection with his services on the Board, 100% of which will vest, subject to continued service through the vesting date, on the earlier of (i) the one-year anniversary of June 14, 2020 or (ii) the date of the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”), provided that the 2020 Annual Meeting is at least 50 weeks apart from the 2019 annual meeting of stockholders.

11

CUSIP No. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

12